UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Critical Path, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22674 V 50 6

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Mark J. Ferrer

Chief Executive Officer

2 Harrison Street, 2nd Floor

San Francisco, California 94105

(415) 541-2500

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Michael J. Zukerman, Esq. General Counsel and EVP 2 Harrison Street, 2nd Floor San Francisco, California 94105 (415) 541-2500	Nathaniel M. Cartmell III Glenn J. Borromeo Pillsbury Winthrop Shaw Pittman LLP P.O. Box 7880 San Francisco, California 94120 (415) 983-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,563,580	$168.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have an aggregate value of $1,563,580 calculated using the Black-Scholes option pricing model based upon the closing sale price of the issuer’s common stock on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board on May 26, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on May 31, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Critical Path, Inc., a California corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “Commission”) on May 31, 2006, as amended by Amendment No. 1 to the Schedule TO filed by the Company with the Commission on June 5, 2006 (together, the “Schedule TO”), is the final amendment and reports the results of the offer to exchange options outstanding under the Company’s Amended and Restated 1998 Stock Plan (the “1998 Plan”) and the Company’s 1999 Nonstatutory Stock Option Plan to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), for replacement options granted under and subject to the 1998 Plan, all upon the terms and subject to the conditions described in the document entitled “Exchange Offer for Certain Outstanding Options for New Stock Options” dated May 31, 2006, attached as Exhibit (a)(1)(A) to the Schedule TO, as amended on June 5, 2006 pursuant to the document attached as Exhibit (a)(1)(C) to the Schedule TO (together, the “Exchange Offer”).

ITEM 4.	Terms of the Transaction.

The Exchange Offer expired at midnight, U.S. Pacific (San Francisco) Time, on Wednesday, June 28, 2006. Employees of the Company eligible to participate in the Exchange Offer tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 7,554,590 shares of Common Stock, representing 85.5% of the total shares of Common Stock underlying options eligible for exchange in the Exchange Offer. The Company will issue or has already issued replacement options to purchase an aggregate of 7,096,570 shares of Common Stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each replacement option granted in the Exchange Offer is $0.20, the closing sale price of our common stock on the OTCBB as reported by The NASDAQ Stock Market on the business day immediately prior to the grant date of the new options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Critical Path, Inc.

By:	/S/ MICHAEL J. ZUKERMAN

Name: Michael J. Zukerman
Title: Executive Vice President, General Counsel and Secretary

Date: June 30, 2006

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